

November 1, 2012

<u>Via E-mail</u>
Mrs. Francine Lavoie
President and Chief Executive Officer
Boreal Water Collection, Inc.
4496 State Road 42 North
Kiamesha Lake, NY 12751

>   **Re: Boreal Water Collection, Inc.**
>   **Amendment No. 1 to Registration Statement on Form 10-12G**
>   **Filed October 9, 2012**
>   **Amendment No. 2 to Registration Statement on Form 10-12G**
>   **Filed October 12, 2012**
>   **File No. 0-54776**

Dear Mrs. Lavoie:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 2 to Registration Statement on Form 10-12G</u>

<u>General</u>

1.   We note your response to comment 26 in our letter dated September 5, 2012 as well as the revisions you made to your disclosure. Please further revise your disclosure to distinguish between references to reorganizations, restructurings, and turnarounds. In this regard, we note that your registration statement retains the following disclosures:

-   a reference to an undated turnaround of Saint-Elie (third paragraph on page 2);
-   an undated reference to the "re-organization of the manufacturing operations after [you] purchased A.T. Reynolds from the bankruptcy court" (penultimate paragraph on page 11);

- a reference to "successful turnaround positions" in a heading without a date and, seemingly, without any additional related disclosure (second bulleted paragraph on page 2 and an identical disclosure in the bulleted third to last paragraph on page 4);
- a reference to a "quasi reorganization" on January 10, 2006 (first paragraph on page 20); and
- a reference to an undated restructuring and turnaround (first paragraph on page 23).

Please revise these and any other references to reorganizations, restructurings, or turnarounds throughout your disclosure to clearly state the time frame of the event referred to and the entity involved (e.g. Saint-Elie, A.T. Reynolds, or Boreal).

2.   We note your response to comment 31 in our letter dated September 5, 2012 including your statement that "a copy of the mortgage document [and] all amendments are being filed with this amended filing." We were unable to locate the mortgage document or any of its amendments. With your next amendment, please file the mortgage document and all amendments as exhibits.

Cover Page

3.   You indicate that you are a non-accelerated filer. However, in response to comment 11 in our letter dated September 5, 2012 you confirmed that you are a smaller reporting company. Please revise to check the Smaller Reporting Company box or tell us why you believe you are a non-accelerated filer.

Prospectus Cover Page

Our Filing Status as an "Emerging Growth Company"…, page ii

Our Election under Section 107(B) of the JOBS Act, page iv

4.   We note your response to comment 2 in our letter dated September 5, 2012 including your statement in the last paragraph on page iv that you have elected to use the extended transition period available to emerging growth companies for complying with new or revised accounting standards. Additionally, we note your statement in the last sentence of this paragraph that "this election is irrevocable." Please note that even if you elect to take advantage of the extended transition period you may later decide to "opt in" to complying with financial accounting standard effective dates applicable to non-emerging growth companies. Please see question 37 of the Jumpstart Our Business Startups Act Frequently Asked Questions available on our website.

<u>Item 1. Business, page 1</u>

5.   We note your response to comment 4 in our letter dated September 5, 2012 as well as the revisions made to your disclosure and the information you provided to us. We were unable to find information supporting your statements in the first un-bulleted paragraph on page 3. Specifically, we were unable to find information corroborating your assertion of a 6%-9% growth rate in the bottled water industry or a $10.59 billion market in the bottled water industry in the United States in 2009. Please remove these statements from your registration statement or provide us copies of the documents you relied upon in making these assertions and all other similar assertions. If you choose to provide us with documents, please ensure that they are appropriately marked to highlight the sections relied upon and cross-referenced to your filings. Additionally, please submit on EDGAR as "CORRESP" all documents you previously provided and please submit on EDGAR any documents you send to us in the future.

<u>Narrative Description of Business of Boreal Water Collection, page 1</u>

6.   We note your response to comment 6 in our letter dated September 5, 2012 including the revisions you made on pages 1 and 2 of your registration statement. Please further revise any unsubstantiated assertions in your disclosure. In this regard, we note the following examples of unsubstantiated assertions in your disclosure:

- The springs to which Boreal has exclusive access are "pristine and abundant" (third to last paragraph on page 1);
- Boreal has a value proposition that is "distinct" (penultimate paragraph on page 1);
- "variety and uniqueness are the cornerstones of BRWC's value proposition"(penultimate paragraph on page 1);
- Boreal "has the most creative staff" (penultimate paragraph on page 1);
- Boreal is focused on a niche that is "attractive" (penultimate paragraph on page 1);
- Boreal is "one of the few" focused on its niche (penultimate paragraph on page 1);
- Boreal has a "strong customer base" and "good customer relationships" (first paragraph on page 2);
- Boreal's customer mix is "well-diversified"(first paragraph on page 2);
- Boreal's main classes of competition do not "rival[] the flexible, customizable product and service mix" of Boreal (third paragraph on page 7);
- Boreal "does not have a significant competitive environment in its niche" (third paragraph on page 7);
- Boreal's customers are "more sophisticated" (last bulleted paragraph on page 7); and
- your business and financial outlook for the year 2012 is "very positive"(third to last paragraph on page 17).

With regard to these and all other similarly unsubstantiated assertions, please revise your disclosure to substantiate these assertions, provide appropriate caveats to these assertions, or remove the assertions.

No Dependence on one or a few major customers, page 5

7.   We note your response to comment 10 in our letter dated September 5, 2012 including the revision stating that your "revenues have been steadily growing." Please revise this disclosure to objectively describe changes in your revenue. For example, you may choose to quantify how your revenue has changed and give a frame of reference as to the amount of time you are referring to.

8.   Your disclosure here seems inconsistent with the disclosure you provide on page 17, where you indicate that the decrease in sales of your one gallon product for the most recent quarter was a result of the loss of a large customer. Please revise or advise.

Financial Information, page 6

9.   It appears that the reference to Note 6 of your audited financial statements in the third paragraph should be Note 9. Please revise.

10.   Gross revenues for the six months ended June 30, 2011 disclosed in the table differ from the amount of net sales reported in the statement of operations on page F-3. Please revise or advise.

Management, page 8

11.   We note your disclosure that "Mrs. Lavoie is not currently involved in other businesses that are in direct competition with the company." We further note, however, your disclosure on page 2 of your registration statement that Mrs. Lavoie is President, CEO, sole member of the Board of Directors, and the majority beneficial owner of Saint-Elie, which also operates in the bottled water industry. Please revise your disclosure under this heading to discuss the nature of the competitive relationship between Boreal and Saint-Elie.

Item 1A. Risk Factors, page 9

We have the usual Risks of a Going Concern Stage Business, page 10

12.   We note your response to comment 16 in our letter dated September 5, 2012. Please further revise your disclosure to remove the term "unknown risks" in the fourth numbered paragraph on this page. All material risks should be described by your disclosure; if risks are not deemed material, you should not reference them.

Our industry is extremely competitive, page 11

13.   We note your response to comment 19 in our letter dated September 5, 2012. Please
        further revise your disclosure under this heading, on page 7, and throughout your
        disclosure to clearly define and distinguish between "our industry," "the premium bottled
        water industry," and the niche in which you operate. Please also clarify the different
        levels of competition within these spheres.

Boreal Water Collection has limited liquidity and capital resources…, page 11

14.   You disclose that you reported net income of $500,750 for the year ended December 31,
        2009. Please also disclose that net income for 2009 included the gain on the bargain
        purchase of A.T. Reynolds & Sons, Inc. of $1.3 million.

Our ability to service all of our indebtedness and pay our distribution license flat fee…, page 14

15.   We note that you have been unable to pay the distribution agreement flat fee. Please tell
        us how this licensing fee is recognized in the financial statements.

Item 2. Financial Information, page 15

Management's Discussion and Analysis of Financial Condition and Results…, page 17

Liquidity and Capital Resources, page 20

16.   Please describe the financing alternatives you are pursuing and that are, or are reasonably
        likely to be, available (or the types of financing that you want to use but that are, or are
        reasonably likely to be, unavailable). The discussion should include the amounts
        involved and the nature and terms of such financing and the impact on your liquidity and
        results of operations. Please also discuss the uncertainties regarding your ability to raise
        additional financing on acceptable terms.

B. Management's Discussion and Analysis of Financial Condition and Results…, page 21

Results of Operations, page 22

Comparison of Fiscal Years Ended December 31, 2010 and December 31, 2011, page 22

Additional Plan of Operation, page 23

17.   We note your response to comment 34 in our letter dated September 5, 2012 including
        the statement that you will not be able to fully evaluate the effects of the Empire State
        Zone Program until you have the "opportunity to review the changes and rates applicable
        under the new regulations." Please add the disclosure in your response letter to the next

amendment to your registration statement. Additionally, please expand the disclosure to state when you anticipate being able to review the changes in rates applicable under the new regulations.

18.   We note your response to comments 27 and 35 in our letter dated September 5, 2012 including your statement in your response letter that you "have included specifics on your current private funding efforts." However, we note your statement that you anticipate growth and consolidation "will require access to more capitalization and interim funding." This statement appears to indicate that you will need additional capital. Please expand your disclosure under this heading to describe your ability to raise additional capital indicating, as needed, where you have included specifics on your current private funding efforts. Specifically, please describe the nature and amount of capital resources and interim funding required to accelerate your development plans and the uncertainties related thereto. Please also discuss the estimated costs of moving to the OTCQX tier of the OTC marketplace, completing filings to become a reporting company and adding equipment to complete the plant upgrade process, and describe the plant upgrade process. Please also discuss the estimated costs to acquire the new bottling lines, establish a strong management and organization structure, extend your distribution network and geographic coverage, potential acquisitions of other water springs and establish additional production plants.

Item 6. Executive Compensation, page 23

19.   We note your response to comment 39 in our letter dated September 5, 2012 as well as the revisions made to your summary compensation table to add a stock award of $20,000 and footnote 1. Please further revise your disclosure to include a footnote disclosing all assumptions made in the valuation of the stock awards. Please see Instruction 1 to Item 402(c)(2)(v) and (vi). Please also revise your disclosure in accordance with Instructions 2 and 3 as needed.

Item 10. Recent Sales of Unregistered Securities, page 28

20.   We note your response to comment 42 in our letter dated September 5, 2012 as well as the revisions made on page 30 of your disclosure. Please further revise your disclosure to state briefly the facts you relied upon to determine that the purchasers who were neither accredited nor Canadian had such knowledge and experience in financial and business matters that they were capable of evaluating the merits and risks of their investment in your company. Please see Item 701(d) of Regulation S-K and Rule 506(b)(2)(ii) of Regulation D.

<u>Unaudited Financial Statements</u>

<u>Statements of Changes in Stockholders' Equity (Unaudited), page F-4</u>

21.   We note your disclosure in Note 6 that you issued 1.5 million shares of common stock for a cash payment of $30,000. It appears that this transaction is reported in the statement as common shares issued for services. Please revise or advise.

<u>Statements of Cash Flows, page F-5</u>

22.   It appears that the proceeds from short-term borrowings for the six months ended June 30, 2012 represent proceeds from issuance of common stock. Please revise or advise. In addition, it appears that the payments on capital lease obligations line item represent payments on the equipment loan payable. Please revise the line item caption or disclose the capital lease obligation in the financial statements in accordance with ASC 840. Further, we note that the balance of the equipment loan disclosed in the third paragraph of Note 9 on page F-15 does not agree to the outstanding balance reflected in the interim balance sheet. Please revise or advise.

<u>Note 7 – Income Taxes, page F-14</u>

23.   Please revise the column headings in the table of deferred income tax assets and liabilities to reflect the dates of the interim balance sheets presented.

24.   Please address the comments below in regard to your audited financial statements to the extent applicable.

<u>Audited Financial Statements</u>

<u>Statements of Changes in Stockholders' Equity, page F-21</u>

25.   We reviewed your response to comment 48 in our letter dated September 5, 2012 and the revisions to your disclosure. We note that the effects of transactions on components of stockholders' equity are not presented under the correct columns. For example, net losses are presented in the columns of outstanding shares and common stock amount and the total effects of the transactions are presented under the retained earnings column rather than the total column. Please revise so that changes in the components of stockholders' equity are properly presented.

<u>Statements of Cash Flows, page F-22</u>

26.   We reviewed your response to comment 49 in our letter dated September 5, 2012 and the revisions to your disclosure. We note that the net cash flows related to related party advances for the year ended December 31, 2011 differs from the change in the amount

due to related party as presented in the balance sheets on page F-19. Please tell us what the difference represents and whether the difference is attributable to non-cash transactions. If the difference is attributable to non-cash transactions please tell us how the non-cash transactions are presented in supplemental disclosures of non-cash investing and financing activities.

Notes to Financial Statements, page F-23

Note 2 – Summary of significant accounting principles, page F-23

27.   We reviewed your response to comment 54 in our letter dated September 5, 2012. As previously requested please disclose the type of costs classified as cost of sales and selling, general and administrative expenses. In addition, you indicate in your response that freight costs are not included in inventory and that inventory balances are comprised of material costs only. As such, it appears that direct labor and other production costs are excluded from the cost of inventory. Please tell us your basis in GAAP for excluding freight and production costs from the determination of inventory costs. Please refer to the guidance at ASC 330-10-30-1. Please also confirm to us that freight charges billed to customers are classified as revenue and that freight costs are classified as cost of sales.

Revenue recognition, page F-23

28.   We reviewed your response to comment 57 in our letter dated September 5, 2012. As previously requested, please disclose your normal shipping terms and when title and risk of loss passes to buyers. Please also disclose the nature of deferred revenue and related accounting policies. In addition, please disclose your accounting policy for taxes collected from customers and remitted to governmental authorities. Refer to ASC 605-45-50-3.

Stock-Based Compensation, page F-26

29.   We reviewed your responses to comments 60 and 61 in our letter dated September 5, 2012 and the revisions to your disclosure. Please disclose the method you use for measuring compensation cost attributable to restricted stock awards granted to employees. Please also disclose the requisite service period and any other substantive conditions, including those related to vesting. Please refer to ASC 718-10-50. In addition, please disclose your accounting policies for equity instruments issued to nonemployees. Please also disclose the requisite service period and any other substantive conditions, including those related to vesting, of equity instruments issued to nonemployees. Please refer to ASC 505-50-55-1.

Note 6 – Stockholders' Equity, page F-29

30.   We reviewed your response to comment 67 in our letter dated September 5, 2012. You
        state that common shares issued for services and debt settlements were based on
        negotiations between the parties. With respect to common shares issued for debt
        settlements please tell us in detail how you accounted for the transactions and why your
        accounting complies with ASC 470-50-40-2. In doing so, please tell us:

    - whether the shares were recorded based on the market price of your common
      shares on the date of issuance;
    - whether you recognized any gains or losses based on the difference between
      reacquisition price and the net carrying amount of the extinguished debt in
      accordance with ASC 470-50-40-2;
    - the amount of the gains or losses recognized and how those gains and losses are
      classified in the financial statements; and
    - whether any of the debt extinguishment transactions were between related parties
      and, if so, the amount of the gain or loss recognized with respect to such
      transactions.

        With respect to common shares issued to nonemployees for services please tell us in
        detail how you account for the transactions and why your accounting complies with ASC
        505-50. In doing so, please tell us how you:

    - determined the measurement dates;
    - initially measured the fair of the shares; and
    - recognized the cost of the transactions before the measurement date.

Note 9 – Short-Term Debt, page F-31

31.   Please disclose the property tax loan as a non-cash financing transaction in supplemental
        disclosures of non-cash investing and financing transaction in the statements of cash
        flows.

Note 13 – Litigation, page F-33

32.   We reviewed your response to comment 75 in our letter dated September 5, 2012. As
        previously requested, for the matter disclosed in the fourth paragraph, please disclose an
        estimate of the possible loss or range of loss or state that such an estimate cannot be
        made. Please refer to ASC 45-20-50-2.

Exhibit 10.(i)

33.   We note your response to comment 5 in our letter dated September 5, 2012 as well as the
        exhibits filed with your first amendment. Exhibit 10.(i) appears to be a permit or other

legal agreement in French. Please file an English translation or summary of Exhibit 10.(i) with your next amendment. Refer to Rule 403(c).

Exhibit 10.(iv)

34.   We note your response to comment 37 in our letter dated September 5, 2012 as well as the letter from you to your "3, 5, and 6 Gallon Distributors" filed as exhibit 10.(iv) with your first amendment announcing that you have "granted and licensed exclusive master bottling rights to Dowser." As this letter appears to be merely an announcement that you have granted and licensed rights to Dowser, please file with your next amendment the agreement or instrument by which you granted and licensed rights to Dowser. Additionally, please revise your disclosure in the exhibit index and as needed throughout your disclosure to refer to the location of the agreement or instrument.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Leslie, Staff Attorney, at (202) 551-3876 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director